UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Extended Stay America, Inc. / ESH Hospitality, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share of Extended Stay America, Inc. and
Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc., which are attached and trade together as a Paired Share

(Title of Class of Securities)

30224P 200

(CUSIP Number)

Ms. Susanne V. Clark
375 Park Avenue
New York, NY 10152
(212) 672-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on the following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
** This CUSIP number pertains to the ESH Hospitality, Inc.’s Paired Shares, each representing one share of Class B common stock, par value $0.01 per share, of ESH Hospitality, Inc., together with one share of common stock, par value $0.01 per share, of Extended Stay America, Inc., which are attached and trade as a single unit (a “Paired Share”).
The following disclosure assumes that there are a total of 198,249,911 Paired Shares outstanding, which is the number of Paired Shares outstanding as of October 4, 2016 as reported to ESA by the Issuer’s stock registrar.

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Credit Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
7,034,545

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
7,034,545

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,034,545

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Credit Partners TE Intermediate I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
8,619,938

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
8,619,938

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,619,938

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Credit Partners General Partner, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
15,654,483

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
15,654,483

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,654,483

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Credit Cayman GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
18,674,129

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
18,674,129

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,674,129

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Credit Partners Offshore Intermediate III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,019,646

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,019,646

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,019,646

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Credit Partners Offshore General Partner, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,019,646

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,019,646

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,019,646

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CCP SBS GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
61,014

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
61,014

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,014

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Capital Partners AIV VI-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,006,696*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,006,696*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,006,696*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Reflects distribution in kind scheduled to occur on or around October 6, 2016. See Item 4 below for further detail.

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Capital Partners AIV VI-B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,003,338*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,003,338*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,003,338*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Reflects distribution in kind scheduled to occur on or around October 6, 2016. See Item 4 below for further detail.

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Capital Partners Strategic AIV I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
603,081*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
603,081*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
603,081*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.30%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* Reflects distribution in kind scheduled to occur on or around October 6, 2016. See Item 4 below for further detail.

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Capital Partners SBS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
61,014

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
61,014

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,014

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
18,613,115

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
18,613,115

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,613,115

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Centerbridge Cayman GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
18,613,115

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
18,613,115

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,613,115

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mark T. Gallogly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
37,348,258

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
37,348,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,348,258

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 30224P 200	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jeffrey H. Aronson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
37,348,258

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
37,348,258

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,348,258

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 3 (this “Amendment”) to the Statement on Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed on June 10, 2014 with the U.S. Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 to the Schedule 13D filed on August 13, 2014 with the SEC and Amendment No. 2 to the Schedule 13D Filed on November 19, 2015 (collectively, the “Schedule 13D”) with respect to the Class B Common Stock. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
The “Explanatory Note” is amended and restated in its entirety to read as follows:
“EXPLANATORY NOTE: Each of Extended Stay America, Inc., the Blackstone Entities (collectively, “Blackstone”), Centerbridge Entities (collectively, “Centerbridge”), and Paulson Entities (collectively, “Paulson”), listed in Item 4 below (Blackstone, Centerbridge and Paulson, collectively, the “Sponsors”), is a party to a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”) that is described in Item 4 below. Given the terms of the Stockholders’ Agreement, as of the date hereof, Extended Stay America, Inc. and each of the Sponsors and certain of their respective affiliates may be deemed to be a member of a group that owns 113,010,388 Paired Shares, or 57% of the outstanding Paired Shares, 250,493,583 Class A Shares, or 100% of the outstanding Class A Shares, which are convertible into 250,493,583  Class B Shares, or 55.8% of all Class B Shares (in each case, calculated in accordance with Rule 13d-3(d) of the Act) and 21,202 shares of voting preferred stock of Extended Stay America, Inc., or 100% of the outstanding voting preferred stock of Extended Stay America, Inc.”
Item 2.  Identity and Background.
The entities directly holding the Paired Shares as described in this Item 2 below underwent an internal restructuring whereby such entities now have different general partners (or such entities’ general partners have different general partners) than reflected in prior filings.  As reflected in this Item 2 below, Centerbridge Credit Cayman GP Ltd. replaced Centerbridge Credit GP Investors, L.L.C. and Centerbridge Credit Offshore GP Investors, L.L.C. as the general partner of Centerbridge Credit Partners General Partner, L.P.  and Centerbridge Credit Partners Offshore General Partner, L.P., respectively, Centerbridge Cayman GP Ltd. replaced Centerbridge GP Investors, LLC as general partner of Centerbridge Associates, L.P., and CCP SBS GP, LLC replaced Centerbridge Associates, L.P. as the general partner of Centerbridge Capital Partners SBS, L.P.
As a result, Item 2 is hereby amended and restated in its entirety to read as follows:

“This Schedule 13D is being filed by

(i)	Centerbridge Credit Partners, L.P., a Delaware limited partnership (“CCP”), with respect to the Paired Shares beneficially owned by it;

(ii)	Centerbridge Credit Partners TE Intermediate I, L.P., a Delaware limited partnership (“CCPTEI”), with respect to the Paired Shares beneficially owned by it;

(iii)
Centerbridge Credit Partners General Partner, L.P., a Delaware limited partnership (“CCPGP”), as general partner of CCP and CCPTEI, with respect to the Paired Shares beneficially owned by CCP and CCPTEI;

(iv)	Centerbridge Credit Partners Offshore Intermediate III, L.P., a Delaware limited partnership (“CCPOIII”), with respect to the Paired Shares beneficially owned by it;

(v)	Centerbridge Credit Partners Offshore General Partner, L.P., a Delaware limited partnership (“CCPOGP”), as general partner of CCPOIII, with respect to the Paired Shares beneficially owned by CCPOIII;

(vi)
Centerbridge Credit Cayman GP Ltd., an exempted company organized under the laws of the Cayman Islands (“CCCGP”), as general partner of CCPGP and CCPOGP, with respect to the Paired Shares beneficially owned by CCP, CCPTEI and CCPOIII;

(vii)	Centerbridge Capital Partners AIV VI-A, L.P., a Delaware limited partnership (“VI-A”), with respect to the Paired Shares beneficially owned by it;

(viii)	Centerbridge Capital Partners AIV VI-B, L.P., a Delaware limited partnership (“VI-B”), with respect to the Paired Shares beneficially owned by it;

(ix)	Centerbridge Capital Partners Strategic AIV I, L.P., a Delaware limited partnership (“SAIV”), with respect to the Paired Shares beneficially owned by it;

(x)	Centerbridge Capital Partners SBS, L.P., a Delaware limited partnership (“SBS”), with respect to the Paired Shares beneficially owned by it;

(xi)	CCP SBS GP, LLC, a Delaware limited liability Company (“CCPSBS”), as general partner of SBS, with respect to Paired Shares owned by SBS;

(xii)	Centerbridge Associates, L.P., a Delaware limited partnership (“CALP”), as general partner of VI-A, VI-B and SAIV, with respect to the Paired Shares beneficially owned by VI-A, VI-B and SAIV;

(xiii)	Centerbridge Cayman GP Ltd., an exempted company organized under the laws of the Cayman Islands (“CCGP”), as general partner of CALP, with respect to the Paired Shares beneficially owned by CALP;

(xiv)
Mark T. Gallogly (“Mr. Gallogly”), as managing member of CCPSBS and director of CCCGP and CCGP has the power to vote and invest the  Paired Shares beneficially owned by CCP, CCPTEI, CCPOIII, VI-A, VI-B, SAIV and SBS; and

(xv)
Jeffrey H. Aronson (“Mr. Aronson”) as managing member of CCPSBS and director of CCCGP and CCGP has the power to vote and invest the  Paired Shares beneficially owned by CCP, CCPTEI, CCPOIII, VI-A, VI-B, SAIV and SBS.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The business address of the Reporting Persons is 375 Park Avenue, 12th Floor, New York, New York 10152.

Other than Mr. Gallogly and Mr. Aronson, the Reporting Persons are private investment funds (or their general partners) principally engaged in the business of making investments in financial instruments.  Mr. Gallogly is a Managing Principal of Centerbridge Partners, L.P.  Mr. Aronson is a Managing Principal of Centerbridge Partners, L.P.

CCP, CCPTEI, CCPGP, CCPOIII, CCPOGP, VI-A, VI-B, SAIV, SBS and CALP are limited partnerships organized under the laws of the State of Delaware. CCPSBS is a limited liability company organized under the laws of the State of Delaware. CCCGP and CCGP are exempted companies organized under the laws of the Cayman Islands.  Messrs. Gallogly and Aronson are citizens of the United States. The name, citizenship, present principal occupation or employment and business address of the partners, directors and executive officers of each of the Reporting Persons, where applicable, are set forth in Schedule I attached hereto.

During the past five years, none of the Reporting Persons (nor, to the knowledge of  the Reporting Persons, has any of the persons listed on Schedule I hereto) (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.”

Item 4. Purpose of Transaction.
The subheading and first two paragraphs under subheading “Proposed Secondary Offering” of Item 4 is hereby amended and restated in its entirety to read as follows:
“References to and descriptions of the Stockholders’ Agreement and Registration Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Stockholders’ Agreement and Registration Rights Agreement, which have been previously filed hereto as Exhibits 3 and 4, respectively, and incorporated by reference herein.
Share Repurchase
Pursuant to an agreement (the “Share Repurchase Agreement”) among Extended Stay America, Inc., ESH Hospitality, Inc. and the Sponsors, Extended Stay America, Inc. and ESH Hospitality, Inc. purchased 1,950,000 Paired Shares directly from the Sponsors in a private, non-underwritten transaction at a price per Paired Share equal to the price paid by the underwriter in the offering described below.
The foregoing description of the Share Repurchase Agreement is qualified in its entirety by reference to the full text of the Share Repurchase Agreement, which is filed as Exhibit 7 hereto and is incorporated herein by reference.
Secondary Offering
On June 5, 2015, Extended Stay America, Inc. and ESH Hospitality, Inc. filed a joint automatic shelf registration statement contemplating the sale by each of the Sponsors of Paired Shares totaling, together with Paired Shares sold by the other Sponsors, in the aggregate 142,960,388 Paired Shares. On October 3, 2016, Extended Stay America, Inc. and ESH Hospitality, Inc. filed a preliminary prospectus supplement contemplating the sale by each of the Sponsors of Paired Shares totaling, together with Paired Shares sold by the other Sponsors, in the aggregate 13,000,000 Paired Shares. On September 29, 2016, Extended Stay America, Inc., ESH Hospitality, Inc. and the Sponsors entered into an underwriting agreement (the “Underwriting Agreement”) with the underwriters named therein (the “Underwriters”). Pursuant to the Underwriting Agreement, the Sponsors sold in the aggregate 15,000,000 Paired Shares to the Underwriters. The offering closed on October 4, 2016.
The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated herein by reference.
Distributions in Kind
On Oct 6, 2016 certain of the reporting Persons made the following series of distributions in kind.
First, VI-A, VI-B and SAIV made distributions in kind of 162,535, 162,475 and 4,990 Paired Shares (the “DIK Shares”) respectively to their general partner CALP in connection with pro rata distributions by VI-A, VI-B and SAIV to their respective partners.
Second, CALP distributed the DIK Shares to its sole economic partner, CCP GP Investor Holdings (Cayman), L.P. (“CCPGP”).
Third, CCPGP distributed the DIK Shares to certain of its members in connection with a pro rata distribution by CCPGP to its members.
Upon receipt of the DIK Shares by the members of CCPGP, including Mr. Aronson and Mr. Gallogly, the members donated the DIK Shares to various charities.
Lock-Up Agreements
In connection with the secondary offering referenced herein, the Issuer, its executive officers and directors and the Sponsors have agreed with the Underwriters, subject to specified exceptions, not to sell, dispose of or hedge any of the Paired Shares or securities convertible into or exchangeable for Paired Shares, for a period of 30 days after September 29, 2016, except with the prior written consent of Goldman, Sachs & Co..
The foregoing description of the Lock-Up Agreements is qualified in its entirety by reference to the full text of the Lock-Up Agreements, which is incorporated herein by reference.”
Item 5. Interest in Securities of the Issuer.
Item 5(a) - (e) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:
“(a)-(b) The following disclosure assumes that there are a total of 198,249,911 Paired Shares outstanding, which is the number of Paired Shares outstanding as of October 4, 2016 as reported to ESA by the Issuer’s stock registrar.
Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own Paired Shares as follows:
1.	Centerbridge Credit Partners, L.P.
	a.	Amount beneficially owned: 7,034,545
	b.	Percent of class: 3.5%.
	c.	Voting and dispositive power:
		i.	Sole power to vote or to direct the vote: -0-
		ii.	Shared power to vote or direct the vote: 7,034,545
		iii.	Sole power to dispose or direct the disposition of: -0-
		iv.	Shared power to dispose or direct the disposition of: 7,034,545
CCP has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPGP, its general partner, and CCCGP, the general partner of CCPGP. Neither CCPGP nor CCCGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCP. However, none of the foregoing should be construed in and of itself as an admission by CCPGP or CCCGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CCPGP and CCCGP expressly disclaims beneficial ownership of the Paired Shares owned by CCP.
2.	Centerbridge Credit Partners TE Intermediate I, L.P.
	a.	Amount beneficially owned: 8,619,938
	b.	Percent of class: 4.3%
	c.	Voting and dispositive power:
		i.	Sole power to vote or to direct the vote: -0-
		ii.	Shared power to vote or direct the vote: 8,619,938
		iii.	Sole power to dispose or direct the disposition of: -0-
		iv.	Shared power to dispose or direct the disposition of: 8,619,938
CCPTEI has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPGP, its general partner, and CCCGP, the general partner of CCPGP. Neither CCPGP nor CCCGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCPTEI. However, none of the foregoing should be construed in and of itself as an admission by CCPGP or CCCGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CCPGP and CCCGP expressly disclaims beneficial ownership of the Paired Shares owned by CCPTEI.
3.	Centerbridge Credit Partners General Partner, L.P.
	a.	Amount beneficially owned: 15,654,483
	b.	Percent of class: 7.9%
	c.	Voting and dispositive power:
		i.	Sole power to vote or to direct the vote: -0-
		ii.	Shared power to vote or direct the vote: 15,654,483
		iii.	Sole power to dispose or direct the disposition of: -0-
		iv.	Shared power to dispose or direct the disposition of: 15,654,483
Each of CCP and CCPTEI has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPGP, its general partner, and CCCGP, the general partner of CCPGP. Neither CCPGP nor CCCGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCP and CCPTEI. However, none of the foregoing should be construed in and of itself as an admission by CCPGP or CCCGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CCPGP and CCCGP expressly disclaims beneficial ownership of Paired Shares owned by CCP and CCPTEI.
4.	Centerbridge Credit Partners Offshore Intermediate III, L.P., Centerbridge Credit Partners Offshore General Partner, L.P. -
	a.	Amount beneficially owned: 3,019,646
	b.	Percent of class: 1.5%
	c.	Voting and dispositive power:
		i.	Sole power to vote or to direct the vote: -0-
		ii.	Shared power to vote or direct the vote: 3,019,646
		iii.	Sole power to dispose or direct the disposition of: -0-
		iv.	Shared power to dispose or direct the disposition of: 3,019,646
CCPOIII has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPOGP, its general partner, and CCCGP, the general partner of CCPOGP. Neither CCCGP nor CCPOGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCPOIII. However, none of the foregoing should be construed in and of itself as an admission by CCCGP or CCPOGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CCCGP and CCPOGP expressly disclaims beneficial ownership of Paired Shares owned by CCPOIII.
5.	Centerbridge Credit Cayman GP Ltd.
	a.	Amount beneficially owned: 18,674,129
	b.	Percent of class: 9.4%
	c.	Voting and dispositive power:
		i.	Sole power to vote or to direct the vote: -0-
		ii.	Shared power to vote or direct the vote: 18,674,129
		iii.	Sole power to dispose or direct the disposition of: -0-
		iv.	Shared power to dispose or direct the disposition of: 18,674,129
Each of CCP and CCPTEI has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPGP, their general partner, and CCCGP, the general partner of CCPGP. CCPOIII had the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPOGP, their general partner, and CCCGP, the general partner of CCPOGP. None of CCPGP, CCPOGP or CCCGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, CCPGP and CCCGP may be deemed to beneficially own the Paired Shares beneficially owned by CCP and CCPTEI and CCPOGP and CCCGP may be deemed to beneficially own the Paired Shares beneficially owned by CCPOIII. However, none of the foregoing should be construed in and of itself as an admission by CCPGP, CCPOGP or CCCGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CCPGP, CCPOGP and CCCGP expressly disclaims beneficial ownership of Paired Shares owned by CCP, CCPTEI and CCPOIII.
6.	Centerbridge Capital Partners AIV VI-A, L.P.
	a.	Amount beneficially owned: 9,006,696 (reflects distribution in kind scheduled to occur on or around October 6, 2016. See Item 4 for further detail)
	b.	Percent of class: 4.5%
	c.	Voting and dispositive power:
		i.	Sole power to vote or to direct the vote: -0-
		ii.	Shared power to vote or direct the vote: 9,006,696 (reflects distribution in kind scheduled to occur on or around October 6, 2016. See Item 4 for further detail)
		iii.	Sole power to dispose or direct the disposition of: -0-
		iv.	Shared power to dispose or direct the disposition of: 9,006,696 (reflects distribution in kind scheduled to occur on or around October 6, 2016. See Item 4 for further detail)
VI-A has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised CALP, its general partner, and CCGP, the general partner of CALP. Neither CALP nor CCGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by VI-A. However, none of the foregoing should be construed in and of itself as an admission by CALP or CCGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CCGP expressly disclaims beneficial ownership of Paired Shares owned by VI-A.
7.	Centerbridge Capital Partners AIV VI-B, L.P.
	a.	Amount beneficially owned: 9,003,338 (reflects distribution in kind scheduled to occur on or around October 6, 2016. See Item 4 for further detail)
	b.	Percent of class: 4.5%
	c.	Voting and dispositive power:
		i.	Sole power to vote or to direct the vote: -0-
		ii.	Shared power to vote or direct the vote: 9,003,388 (reflects distribution in kind scheduled to occur on or around October 6, 2016. See Item 4 for further detail)
		iii.	Sole power to dispose or direct the disposition of: -0-
		iv.	Shared power to dispose or direct the disposition of: 9,003,388 (reflects distribution in kind scheduled to occur on or around October 6, 2016. See Item 4 for further detail)
VI-B has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CALP, its general partner, and CCGP, the general partner of CALP. Neither CALP nor CCGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by VI-B. However, none of the foregoing should be construed in and of itself as an admission by CALP or CCGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CCGP expressly disclaims beneficial ownership of Paired Shares owned by VI-B.
8.	Centerbridge Capital Partners Strategic AIV I, L.P.
	a.	Amount beneficially owned: 603,081 (reflects distribution in kind scheduled to occur on or around October 6, 2016. See Item 4 for further detail)
	b.	Percent of class: 0.30%
	c.	Voting and dispositive power:
		i.	Sole power to vote or to direct the vote: -0-
		ii.	Shared power to vote or direct the vote: 603,081 (reflects distribution in kind scheduled to occur on or around October 6, 2016. See Item 4 for further detail)
		iii.	Sole power to dispose or direct the disposition of: -0-
		iv.	Shared power to dispose or direct the disposition of: 603,081 (reflects distribution in kind scheduled to occur on or around October 6, 2016. See Item 4 for further detail)
SAIV has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CALP, its general partner, and CCGP, the general partner of CALP. Neither CALP nor CCGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by SAIV. However, none of the foregoing should be construed in and of itself as an admission by CALP or CCGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CCGP expressly disclaims beneficial ownership of Paired Shares owned by SAIV.
9.	Centerbridge Capital Partners SBS, L.P. and CCP SBS GP, LLC
	a.	Amount beneficially owned: 61,014
	b.	Percent of class: Less than 0.1%
	c.	Voting and dispositive power:
		i.	Sole power to vote or to direct the vote: -0-
		ii.	Shared power to vote or direct the vote: 61,014
		iii.	Sole power to dispose or direct the disposition of: -0-
		iv.	Shared power to dispose or direct the disposition of: 61,014
SBS has the power to dispose of and the power to vote the Paired Shares of Common Stock beneficially owned by it, which powers may also be exercised by CCPSBS, its general partner. CCPSBS does not directly own any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, CCPSBS may be deemed to beneficially own the Paired Shares beneficially owned by SBS. However, none of the foregoing should be construed in and of itself as an admission by CCPSBS or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, CCPSBS expressly disclaims beneficial ownership of Paired Shares owned by SBS.
10.	Centerbridge Associates, L.P. and Centerbridge Cayman GP Ltd.
	a.	Amount beneficially owned: 18,613,115
	b.	Percent of class: 9.4%
	c.	Voting and dispositive power:
		i.	Sole power to vote or to direct the vote: -0-
		ii.	Shared power to vote or direct the vote: 18,613,115
		iii.	Sole power to dispose or direct the disposition of: -0-
		iv.	Shared power to dispose or direct the disposition of: 18,613,115
CALP, as general partner of VI-A, VI-B and SAIV , and CCGP, as general partner of CALP, share the power to dispose of and the power to vote the Paired Shares beneficially owned by VI-A, VI-B and SAIV. Neither CALP nor CCGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by VI-A, VI-B and SAIV. However, none of the foregoing should be construed in and of itself as an admission by CALP or CCGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CCGP expressly disclaims beneficial ownership of Paired Shares owned by any of VI-A, VI-B and SAIV.
11.	Mark T. Gallogly and Jeffrey H. Aronson
	a.	Amount beneficially owned: 37,348,258
	b.	Percent of class: 18.8%
	c.	Voting and dispositive power:
		i.	Sole power to vote or to direct the vote: -0-
		ii.	Shared power to vote or direct the vote: 37,348,258
		iii.	Sole power to dispose or direct the disposition of: -0-
		iv.	Shared power to dispose or direct the disposition of: 37,348,258
Messrs. Gallogly and Aronson, as managing members of CCPSBS and directors of CCCGP and CCGP share the power to vote the  Paired Shares beneficially owned by CCP, CCPTEI, CCPOIII, VI-A, VI-B, SAIV and SBS. Neither Mr. Gallogly nor Mr. Aronson directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCP, CCPTEI, CCPOIII, VI-A, VI-B, SAIV and SBS. However, none of the foregoing should be construed in and of itself as an admission by Messrs. Gallogly or Aronson or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of Mr. Gallogly and Mr. Aronson expressly disclaims beneficial ownership of Paired Shares owned by any of CCP, CCPTEI, CCPOIII, VI-A, VI-B, SAIV and SBS.
(c) The Reporting Persons sold the following Paired Shares (i) pursuant to the Underwriting Agreement at the $14.25 public offering price per Paired Share, less the underwriting discount of $0.09 per Paired Shares and (ii) pursuant to the Share Repurchase Agreement at the $14.16 price per Paired Share:
Reporting Person	Number of Underwritten Paired Shares Sold	Paired Shares Repurchased
Centerbridge Capital Partners Strategic AIV I L.P.	70,267	10,540
Centerbridge Capital Partners AIV VI-A L.P.	972,868	145,930
Centerbridge Capital Partners AIV VI-B L.P.	972,505	145,876
Centerbridge Credit Partners L.P.	870,231	130,535
Centerbridge Credit Partners Offshore Intermediate III L.P.	373,556	56,033
Centerbridge Capital Partners SBS L.P.	7,548	1,132
Centerbridge Credit Partners TE Intermediate I L.P.	1,066,358	159,954

In addition, Mr. Aronson and Mr. Gallogly made charitable donations of 138,708 Paired Shares and 141,604 Paired Shares respectively. See Item 4 for further detail.
Except as set forth in Item 3, Item 4 and this Item 5, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Issuer’s Paired Shares during the past 60 days.
(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended and restated in its entirety to read as follows:
“As of the date of this Amendment, other than the Stockholders’ Agreement, the Registration Rights Agreement, the Share Repurchase Agreement, the Underwriting Agreement and the Lock-Up Agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
The information in Item 4 of the Schedule 13D related to the Stockholders’ Agreement, the Registration Rights Agreement, the Underwriting Agreement and the Lock-Up Agreements is incorporated herein by reference.”
Item 7. Material to Be Filed As Exhibits.
1.	Stockholders Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the Sponsors (as defined therein), dated November 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013) (previously filed).
2.	Registration Rights Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated November 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013) (previously filed).
3.	Joinder to Registration Rights Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated September 29, 2015 (filed as Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q (File No. 001-36190) filed October 27, 2015) (previously filed).
4.	Underwriting Agreement, dated September 29, 2016, by and among the Issuer, the Reporting Persons, the Blackstone Parties and the Centerbridge Parties (incorporated by reference to Exhibit 1.1 to the Issuer’s and Reporting Person’s Prospectus, SEC File No. 333-204781, filed with the SEC on October 4, 2016).
5.	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s and Reporting Person’s Prospectus, SEC File No. 333-204781, filed with the SEC on October 4, 2016).
6.	Amended and Restated Joint Filing Agreement, dated October 6, 2016, among the Reporting Persons.
7.	Share Repurchase Agreement, dated September 26, 2016, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and each of the entities identified on Schedule 1 thereto (filed as Exhibit 10.1 to the Issuer’s and Reporting Person’s Current Report on Form 8-K (File No. 001-36191) filed on September 30, 2016) (previously filed).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2016
CENTERBRIDGE CREDIT PARTNERS, L.P.

BY: CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P., its general partner

BY: CENTERBRIDGE CREDIT CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS TE INTERMEDIATE I, L.P.

BY: CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P., its general partner

BY: CENTERBRIDGE CREDIT CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P.

BY: CENTERBRIDGE CREDIT CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE INTERMEDIATE III, L.P.

BY: CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P., its general partner

BY: CENTERBRIDGE CREDIT CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P.

BY: CENTERBRIDGE CREDIT CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CCP SBS GP, LLC

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS AIV VI-A, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS AIV VI-B, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS STRATEGIC AIV I, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS, L.P.

BY: CCP SBS GP, LLC, its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE ASSOCIATES, L.P.

BY: CENTERBRIDGE CAYMAN GP LTD., its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

MARK T. GALLOGLY

/s/ Mark T. Gallogly
Mark T. Gallogly

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson
Jeffrey H. Aronson